Mail Stop 3561

April 10, 2009

Peter Klamka
President and Chief Executive Officer
Solar Acquisition Corp.
1905 Pauline Blvd. Suite 1
Ann Arbor, MI 48103

> **Re:** **Solar Acquisition Corp.**
> **Amended Registration Statement on Form S-1**
> **Filed April 8, 2009**
> **Form 10-K for the Fiscal Period Ended December 31, 2008**
> **Filed April 3, 2009**
> **File No. 333-152496**

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Our Business, page 2

1. We note your "Our Business" section of your Form 10-K does not contain the same content as your "Description of Business" section that begins on page 20 of your most recently filed Form S-1/A. Please revise your Form 10-K so that content of these sections are generally the same.

Item 6. Management's Discussion and Analysis or Plan of Operation, page 7

General, page 7

2. We also note your Management's Discussion and Analysis or Plan of Operation section in your Form 10-K does not contain the same content as your Management's Discussion and Analysis of Financial Condition section of your Form S-1/A filed on April 2, 2009. Please revise your Form 10-K so that content

of these sections are generally the same or advise us why it is appropriate to do otherwise.

Item 8A. Controls and Procedures, page 10

Evaluation of Disclosure Controls and Procedures

3. We note your disclosure that your "…Chief Executive Officer and Chief Financial Officer concluded that [y]our disclosure controls and procedures were adequate to ensure that information required to be disclosed….and reported within the time periods specified in SEC rules and forms. Please amend your Form 10-K to also state, if true, that your officers also concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please see Exchange Act Rule 13a-15(e). Alternatively, you may simply omit a definition of disclosure controls and procedures and state that the officers concluded that your disclosure controls and procedures are effective. Also, please amend your Form 10-K to state, if true, that your disclosures controls and procedures were effective as of the end of the period covered by this report, rather than adequate.

4. We also note that your Form 10-K for the fiscal year ended December 31, 2008 does not include the disclosure required under Item 308T of Regulation S-K. Please amend your Form 10-K to include the disclosure required under Item 308T of Regulation S-K. Please also see comment 25 in our letter dated October 8, 2008.

Rule 13a-14(a)/15(d)-14(a) Certifications, Exhibit 31.1 and 31.2

5. We note your response to comment five from our letter dated April 2, 2009. We also note that your Rule 13a-14(a)/15(d)-14(a) Certification filed as part of your Form 10-K for the fiscal year ended December 31, 2008 continues to include the certifying officer's title in the title to the certification. Please confirm that the inclusion of your certifying officer's title in the title of the certification was not intended to limit the capacity in which the officer provided the certifications. In future filings please do not include the title of the certifying officer in the introductory paragraph and use the title "Certification" on the top of the document rather than the title you provide. Please confirm for us that you will make these changes in your future filings.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jillian Ivey Sidoti, Esq.
        Via Facsimile